Exhibit 99.88

CONSENT OF QUALIFIED PERSON

I, Douglas L. Beahm, P.E., P.G., consent to the public filing of the technical report titled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA -Mineral Resource Technical Report National Instrument 43-101 Updated” dated February 25, 2022 (the “Report”) by encore Energy Corp.

I also consent to the use of extracts from, or a summary of, the Report in the Annual Information Form of encore Energy Corp. dated March 1, 2022 (the “AIF”).

I certify that I have read the AIF and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

Dated this 1st day of March 2022.

“Original signed and sealed”

Isl Douglas L. Beahm